April 29, 2026

Alessandro Zamboni
Chief Executive Officer
Nuburu, Inc.
44 Cook Street, Suite 100
Denver, CO 80206

       Re: Nuburu, Inc.
           Registration Statement on Form S-3
           Filed April 24, 2026
           File No. 333-295324
Dear Alessandro Zamboni:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing